

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

<u>Via Email</u>
Roy O. Estridge
Executive Vice President and Chief Financial Officer
Valley Commerce Bancorp
701 W. Main Street
Visalia, CA 93291

     Re: **Valley Commerce Bancorp**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 31, 2011
              Form 10-K/A for the fiscal year ended December 31, 2010
              Filed April 11, 2011
              Form 10-Q for fiscal quarter ended March 31, 2011
              Filed May 16, 2011
              File No. 0-51949

Dear Mr. Estridge:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 5.07 Form 8-K</u>

1. In your Form Def 14A filed on April 8, 2011, you state a vote is to take place to approve a non-binding advisory vote on executive compensation on May 24, 2011. However, we

note the most recent Item 5.07 Form 8-K was filed on May 21, 2010. Please tell us if a meeting took place on May 24, 2011 and if so, please tell us why you have not yet filed the required Form 8-K. If the meeting did not yet take place, please tell us and file the necessary documents to state the new date of the meeting.

Form 10-Q for fiscal quarter ended of March 31, 2011

Financial Statements

Note 3 – Available-for-sale investment securities, page 9

2. We note that as of March 31, 2011 you had gross unrealized losses on your available for sales securities of $666,737 of which $437,139 were attributable to municipal securities. Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted. Accordingly, please revise your future filings to disclose the following:
    - Provide comprehensive disclosure regarding how you determine the fair value of municipal securities and how you evaluate them for other-than-temporary impairment;
    - Provide disclosure that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities; and
    - Consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

Note 5 – Allowance for loan and lease losses, page 12

3. We note your disclosure on page 16 stating you had eight troubled debt restructurings of $5.8 million as of March 31, 2011 and December 31, 2010. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings which are both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:
    - A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
    - Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
    - Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

4. Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Note 13 – Fair Value Measurement, page 22

5. We note your tabular presentation on page 24 reporting that various impaired loans use Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Form 10-K for fiscal year ending December 31, 2010

Management's Discussion and Analysis, page 26

Loan Portfolio, page 35

6. We note your tabular presentation of your nonperforming assets on page 36. Please revise future filings to provide a break-out of the nonperforming assets in accordance with Section III C.1 of Guide 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant